UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Brandon Parris, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Capital Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
304,606,049(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
304,606,049(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The shares of T-Mobile Common Stock held by SBGC are subject to the Proxy.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of T-Mobile Common Stock outstanding on April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 6, 2020.

(The terms used above are defined in the Explanatory Note and Items 1, 2 and 6 of the Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
304,606,049(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
304,606,049(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.7%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1) The shares of T-Mobile Common Stock are held by SBGC, a wholly owned subsidiary of SoftBank.  The shares are subject to the Proxy.  The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2) Based on the number of shares of T-Mobile Common Stock outstanding on April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on May 6, 2020.

(The terms used above are defined in the Explanatory Note and Items 1, 2 and 6 of the Schedule 13D).

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 1 (this “Schedule 13D Amendment”) is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), and its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC” and together with SoftBank, the “Reporting Persons”).  This Schedule 13D Amendment amends the Schedule 13D filed with the U.S. Securities Exchange Commission (the “Commission”) on April 2, 2020 (the “Schedule 13D”), which relates to the common stock, par value $0.00001 per share (the “T-Mobile Common Stock”), of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”). The principal executive office of the Issuer is located at 12920 SE 38th Street, Bellevue, Washington 98006.

Other than as set forth below, all Items in the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended and supplemented as follows:

As part of SoftBank’s initiative to monetize a portion of its assets, the Reporting Persons are exploring one or more transactions with respect to shares of T-Mobile Common Stock, including one or more monetization transactions.  These transactions may include one or more of: private placements or public offerings; privately negotiated transactions with T-Mobile or one or more stockholders of T-Mobile, including Deutsche Telekom, or third parties; derivative or hedging transactions; margin loans; or other structured transactions (“Potential Transactions”).  The exploration or execution of any Potential Transactions will involve discussions and negotiations between or among the Reporting Persons and T-Mobile or Deutsche Telekom, including plans or proposals to amend, waive or grant a consent under the transfer restrictions applicable to the Reporting Persons under the Proxy Agreement, and plans or proposals with respect to dispositions of T-Mobile Common Stock that would result in the number of SoftBank-designated directors on the board of directors of T-Mobile decreasing and SoftBank ceasing to report T-Mobile as an equity method affiliate under accounting rules applicable to SoftBank. Some of the Potential Transactions under consideration would require the approval of the board of directors of T-Mobile and may involve discussions with other relevant parties.  Such review, discussions, actions or steps may involve one or more of the types of matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons have had, and continue to have, discussions with Deutsche Telekom and T-Mobile regarding Potential Transactions.  The determination to conduct any sale, monetization or other transactions involving shares of T-Mobile Common Stock will be based on a variety of factors, including, among other things, the price level and liquidity of the T-Mobile Common Stock; general market and economic conditions; the outcome of any negotiations with Deutsche Telekom or T-Mobile; other business and investment opportunities or disposition transactions that may be available to the Reporting Persons; ongoing evaluation of T-Mobile’s business, financial condition, operations, and prospects; regulatory, tax and accounting considerations; and other factors and future developments.  There can be no assurance that the aforementioned explorations of Potential Transactions will lead to any transactions being consummated.  Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2020

SOFTBANK GROUP CORP.

	By:	/s/ Robert Townsend
	Name:	Robert Townsend
	Title:	Senior Vice President & CLO

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Robert Townsend
Name:	Robert Townsend
Title:	Director